UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

Arrival of Directors or Certain Officers.

Effective February 24, 2025, Sequans Communications S.A. (the “Company”) named Dr. Qiuting Huang as its Chief Technology Officer. Dr. Huang joined the Company upon its acquisition of ACP Advanced Circuit Pursuit Ltd (“ACP”) in January 2025, where he was CEO. Dr. Huang is also an emeritus professor of the Swiss Federal Institute of Technology (ETH) in Zurich, where he led pioneering research into the design of RF integrated circuits in CMOS technology (RF CMOS) and modem systems on a single chip (SoC) for cellular communications, as well as state-of-the-art analogue and digital integrated circuits for a variety of other applications, including wireline, smart power and biomedical, mostly in collaboration with industry. Dr. Huang founded ACP, a fabless developer of RF transceivers and SoCs for cellular communications, in 2001. He received his PhD degree in 1987 from the Katholieke Universiteit Leuven, Belgium, is a fellow of IEEE for contributions to integrated circuits for communications, and served for many years at the executive and technical program committees of ISSCC and ESSCIRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: March 25, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer